SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2016
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

November 14, 2016

Via EDGAR Transmission

Mr. Terence O’Brien
Branch Chief
Office of Manufacturing and Construction
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:      National Steel Company
Form 20-F for the fiscal year ended December 31, 2015
Filed May 16, 2016
File No. 1-14732
Response Letter dated August 25, 2016

Dear Mr. O’Brien:

Reference is made to the comment letters from the staff of the United States Securities and Exchange Commission (the “Staff”) received by Companhia Siderúrgica Nacional (the “Company” or “CSN”) on October 28, 2016 and on June 22, 2016, concerning the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2015, filed on May, 16, 2016 (the “2015 Form 20-F”). On August 25, 2016 we provided a letter with our responses to the Staff’s comments regarding the letter received on June 22, 2016. This letter provides the Company’s responses to the Staff’s comments in your October 28, 2016 letter. For your convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below such comments. All page numbers referred to herein are to the 2015 Form 20-F.

SEC Comment No. 1.

Form 20-F for Fiscal Year Ended December 31, 2015

Operating and Financial Review and Prospects, page 74

Critical Accounting Estimates, page 82

Deferred Tax Assets, page 84

#4833-3240-6076v6

1)                       We note your response to prior comment 1 in our letter to you dated June 22, 2016. Please ensure that you provide similar clarifying information in your filing. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Response to Comment No. 1.

We will include this information in future filings.

SEC Comment No. 2.

Financial Statements

Statements of Income, page F-3

Statements of Changes in Stockholders’ Equity, page F-6

2)                       We note you are still discussing your responses to prior comments 4 and 5 with your auditors. Please provide responses to these comments as soon as possible.

Response to Comment No. 2.

As a result of our discussions of our responses to prior comments 4 and 5 with our auditors we revisited the treatment of non-controlling interests in our consolidated financial statements from the business combination of Namisa. As explained in greater detail below, we have changed the accounting treatment of the allocation between controlling and non-controlling interests of the gains resulting from the Namisa business combination. As result of this change (an error in the previous presentation), we have filed with the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM) today a restatement of our statutory consolidated financial statements as of and for the year ended December 31, 2015 to reflect the new accounting treatment and will amend our Form 20-F as soon as practicable. We have also filed today a current report on Form 6-K to inform investors that in light of the restatement the financial statements included in our 2015 Form 20-F should no longer be relied upon.

Namisa Business Combination

As mentioned in note 3 to our consolidated financial statements, on November 30, 2015, we acquired the majority control of Namisa and merged it with our subsidiary Congonhas Minérios S.A. Prior to the transaction, we held a 100% interest in Congonhas and, after the issuance of shares to the Asian Consortium (“JKTC”), we reduced our equity interest in Congonhas to 87.52%, as shown below:

#4833-3240-6076v6

➢  Prior structure

➢  Implementation of the transaction: issuance of new shares of Congonhas in exchange for JKTC’s contribution JKTC of its 40% interest in Namisa and cash-acquisition by CSN from JKTC of an additional 4.16% interest in Congonhas

#4833-3240-6076v6

➢  Post business combination structure, including acquisition by us from JKTC of additional 4.16% interest in Congonhas

As a result of the new shareholder’s agreement, Congonhas began controlling Namisa and applied IFRS 3 to account for the transaction. The application of the acquisition method on the business combination resulted in the following effects on Congonhas’ statement of income:

—   Remeasurement of the previously held equity interest (IFRS 3.42) in the amount of R$1.9 billion;

—   Elimination of the pre-existing relationship (IFRS 3.51) resulting in a gain in the amount of R$1.6 billion.

These gains were fully recognized at the Congonhas level, the acquirer of Namisa.

The accounting treatment that we revisited concerns the timing of recognition of the above gains by the shareholders of Congonhas, whether after the admission of JKTC (i.e. allocation of 87.52 % of the gain to CSN and of 12.48% of the gain on the transaction to JKTC), as originally applied by us, or before the admission of JKTC (i.e. allocation of 100% of the gain to CSN), as applied by us in the restatement.

All steps of the business combination, including the issuance of shares by Congonhas and the amendments to the shareholder’s agreement occurred on November 30, 2015 (the “Acquisition Date”).

#4833-3240-6076v6

Original accounting treatment of non-controlling interests (reflected in our 2015 Form 20-F)

We applied the purchase method of accounting, which resulted in the recognition of the gains, on the Acquisition Date. We based the original accounting treatment to allocate gains between controlling and non-controlling interests on the actual corporate order of the following events occurred on that date.

The first corporate event was the issuance of Congonhas shares to JKTC, representing 12.48% of Congonhas’ equity interest, in exchange for JKTC contributing its 40% equity interest in Namisa. As a result, Congonhas became the direct owner of a 40% interest in Namisa and our interest in Congonhas was diluted from 100% to 83.36%, with no loss of control.

After the admission of JKTC to Congonhas a new Namisa shareholders’ agreement was signed providing majority control in Namisa to Congonhas, even though CSN continued to hold directly its 60% interest. After the new Namisa shareholders’ agreement provided Congonhas with the majority control of Namisa, Congonhas applied IFRS 3 and recognized gains that were shared by both shareholders, CSN and JKTC, at their respective equity interests at the time of 87.52% and 12.48%.

At the time of the business combination the previous understanding was that Congonhas already had two shareholders, CSN and JKTC, and for that reason the gains thereof, including on the 60% interest in NAMISA previously held by CSN, was shared with JKTC at its equity interest of 12.48%.

Therefore, considering the order of the corporate events occurred on the Acquisition Date, our original interpretation was that the gains on the business combination occurred after the admission of JKTC in the shareholding structure of Congonhas.

Revised accounting treatment of non-controlling interests (reflected in our restated statutory financial statements)

Upon revisiting the accounting treatment of these transactions we concluded that, independently of the order of the corporate events on the Acquisition Date, the business combination gains should be attributed exclusively to CSN and no share should be given to JKTC, even though JKTC acquired its 12.48% interest in Congonhas as the first corporate step on that date.

According to the revised accounting procedure also under IFRS 3, the gains resulted from the business combination were recorded in Congonhas before the admission of JKTC in its share capital, being attributed solely to CSN.

#4833-3240-6076v6

The chart below summarizes the two accounting treatments:

Effects of restatement

The adjustments reflected in our restatement amount to R$359.9 million and are demonstrated as follows:

in R$ million[1]
Fair value measurement of the 60% investment in Namisa	2,792
Gain on settlement of preexisting relationships	621
Gains on business combination before income tax / social contribution	3,413
Income tax / social contribution on the gain of the preexisting relationships	(528)
Total impact of business combination	2,885
Gain percentage unduly allocated to non-controlling interests	12.48%
Gain unduly allocated to non-controlling interests	360

1 The amounts presented in the table refer to 100% of the gains. In the consolidated financial statements, we presented these amounts considering the elimination of our previously held 60% interest in Namisa.

#4833-3240-6076v6

As a result of adopting the revised accounting treatment of non-controlling interests in connection with the Namisa business combination at Congonhas, we have restated our statutory financial statements and filed with the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM) to adjust amounts in our consolidated shareholders’ equity and statement of income as follows:

Consolidated Financial Statements / Balance Sheet

			Consolidated
			12/31/2015
	As originally published	Adjustments	Restated
ASSETS
Current	16.430.691		16.430.691
Non-current	32.219.283		32.219.283
Long-term receivables	4.890.948		4.890.948
Investments	3.998.227		3.998.227
Property, plant and equipment	17.871.599		17.871.599
Intangible assets	5.458.509		5.458.509
Total assets	48.649.974		48.649.974

LIABILITIES
Current	5.325.571		5.325.571
Non-current	34.588.740		34.588.740
Shareholders’ equity	8.735.663		8.735.663
Issued capital	4.540.000		4.540.000
Capital reserves	30		30
Earnings reserves	2.104.804	359.897	2.464.701
Other comprehensive income	1.019.913	(359.897)	660.016
Non-controlling interests	1.070.916		1.070.916
Total liabilities	48.649.974		48.649.974

#4833-3240-6076v6

Consolidated Financial Statements / Statement of Income

			Consolidated
			12/31/2015
	As originally published	Adjustments	Restated
Net revenue	15.331.852		15.331.852
Cost of sales and/or services	(11.799.758)		(11.799.758)
Operating income (expenses)	1.645.531		1.645.531
Selling expenses	(1.436.000)		(1.436.000)
General and administrative expenses	(470.368)		(470.368)
Equity in income of affiliates	1.160.348		1.160.348
Other operating income (expenses)	2.391.551		2.391.551
Profit before finance income (expenses)	5.177.625		5.177.625
Finance income (expenses)	(3.373.050)		(3.373.050)
Profit (loss) before taxes	1.804.575		1.804.575
Income tax and social contribution	(188.624)		(188.624)
Profit (loss) for the year	1.615.951		1.615.951
Attributed to:
Controlling Shareholders	1.257.896	359.897	1.617.793
Non-controlling Shareholders	358.055	(359.897)	(1.842)
	1.615.951		1.615.951

SEC Comment No. 3.

Note 2- Summary of Significant Accounting Policies, page F-8

2.a.a) Restatement of accounting balances, page F-23

3)                       We have read your response to prior comment 6. With reference to amounts reflected in prior periods, please explain how the interest and foreign exchange differences related to the forfaiting and drawee risk transactions that were previously accounted for in your statement of cash flows. Also, please explain the nature of the line item “forfaiting amortization,” and address whether this line item includes non-cash interest expense. If so, explain your basis for including these amounts in your statement of cash flows. Finally, please provide us with a reconciliation of the differences in the reclassification amounts between your balance sheets and cash flow statements in 2013 and 2014, with separate identification of the interest and foreign exchange differences.

Response to Comment No. 3.

According to the accounting procedure adopted before the reclassification, those transactions were recorded as trade accounts payable in the balance sheet considering its nominal amounts rather than as loans and financings. Accordingly, in the statements of cash flow, those amounts were classified under operating activities, in the line item “trade payables,” within “increase (reduction) of liabilities.” Interest paid was presented in the line item “interests paid,” also under operating activities. The exchange rate effects, when materialized, were disclosed in the line item “accounts payable.”

#4833-3240-6076v6

After the reclassification from trade accounts payable to loans and financing, the line item “forfaiting amortization” includes the settlement of the principal amounts of such transactions as financing activities. This line item does not include any type of interest.

The reconciliation of our balance sheet and cash flow is provided below:

Movement of Forfaiting and drawee risk - 2013 and 2014
	2013	2014
Opening balance sheet amounts	482.887	42.265
Capitalization (a)	62.592	641.430
Amortization of principal (b)	(587.569)	(276.754)
Interests paid (c)	(13.116)	(2.078)
Exchange rate variation accrued over the years (d)	97.472	65.816
Closing balance sheet amounts	42.265	470.679

Cash flow reconciliation	2013	2014
Forfaiting and drawee risk variation	(440.622)	428.414
Exchange rate variation and interest paid (c) + (d)	84.355	63.738
Cash (paid) received - (a) + (b)	(524.977)	364.676

SEC Comment No. 4.

2.n) Concessions, page F-16

4)                       We have read your response to prior comment 7. Please confirm that you will disclose the amount of your assets which are subject to reversion to the grantor.

Response to Comment No. 4.

We will include this information in future filings.

#4833-3240-6076v6

SEC Comment No. 5.

Note 3- Business Combinations – Acquisition of control of Nacional Minerios (Namisa), page F-25

5)                       We note your response to prior comment 10. Please confirm that this contract was not cancelable. Also, if there was a settlement provision, please describe its terms.

Response to Comment No. 5.

The pre-existing ROM and Port Services agreements, referred on comment 10 of the letter dated June 22, 2016, provided for termination without cause only in the event of force majeure/acts of God or with cause upon a material breach of the contracts, therefore, they were not cancelable at the discretion of the parties. In the event of breach of contract by Namisa and/or force majeure/act of God, the agreements only established that the anticipated amounts should be returned pro rata, without providing for a pre-set settlement mechanism. We note that the cancellation occurred as a result of the merger of the two parties to the agreement, Namisa and Congonhas.

SEC Comment No. 6.

3.4 Effects reflected in CSN parent company – Transaction between partners recorded in equity, page F-30

6)                       We note your response to prior comment 12. Please explain the accounting implications, if any, of acquiring a 4.16% interest in Congonhas at a premium. In this regard, we note that the acquisition of this 4.16% interest is used in the determination of the gain you recognized on the transactions between shareholders. Furthermore, we note that the difference between the R$2,619 million fair value of the 12.48% interest in Congonhas that was transferred to the Consortium as part of the business combination, and the R$1,945 million gain was reflected as an R$674,354 adjustment to non-controlling interest. With reference to the appropriate authoritative literature, please explain the appropriateness of reflecting the non-controlling interest at this value.

Response to Comment No. 6.

The acquisition of the 4.16% interest in Congonhas was one piece of the agreement upon which we acquired control of Namisa, which we view as a single transaction and, accordingly, our accounting treatment considered this amount as part of the purchase price in the context of the business combination. This single transaction was the purchase, by us from the Asian Consortium, of a 40% interest in Namisa in exchange for a 12.48% equity interest in Congonhas and a cash payment of US$707 million (R$2,727 million as of November 30, 2015). In our previous letter dated August 25, 2016, in response to the Staff’s comment No.12 we incorrectly mentioned that “As part of the various steps to achieve this result, we acquired a 4.16% interest in Congonhas at a premium.” The term “premium” was used incorrectly and does not reflect the economics of the transaction.

#4833-3240-6076v6

Regarding the treatment and amounts related to non-controlling interests, please refer to our response to the Staff’s comment No. 2 above.

SEC Comment No. 7.

3.3b.1 Fair value of the assets and liabilities acquired, page F-29

9.c Rollforward of investment balances in joint ventures, associates and other investments, page F-35

7)                       We have read your response to prior comment 13 and have the following additional comments:

•       Please provide us a reconciliation of your investment in Namisa from December 31, 2014 through November 30, 2015, showing us your equity method of accounting adjustments prior to any business combination events;

•       Please show us the impact of each business combination event to the November 30, 2015 carrying value of Namisa; and

•       We note that note (1) on page FS-35 indicates that the R$10,160,981 investment balance of Namisa as of November 30, 2015 refers to Namisa’s equity on November 2015 after the business combination events (dividends, SNC Handle acquisition and transferring of mining assets to Congonhas Minerios S.A.) during which the company was not consolidated. Please clarify for us why the R$10,160,981 investment balance is further reduced by dividends as noted in the reconciliation you provided in your response.

Response to Comment No. 7.

•      Reconciliation of investment in Namisa

We present below the reconciliation on the carrying amounts of the investments in Namisa, from December 31, 2014 to November 30, 2015, prior to any business combination events is:

(in thousands of R$)
Investment carrying amount on 31/12/2014	9,471,026
Equity pickup for the eleven-month period (Note 9.c)	1,156,714
Capital reduction on February 12, 2015	(466,759)
Events held immediately before the combination on November 30, 2015 (already provided in our response letter comment no.13)
Dividends paid by Namisa	(3,239,040)
Dividends payable	(660,622)
Realization of CTA	(96,982)
Investment carrying amount on 30/11/2015	6,164,337

#4833-3240-6076v6

•      Impact of each business combination event

We did not account for the business combination in the stand-alone financial statements of Namisa. Accordingly, the carrying amount of the investment related to the 60% used for the valuation of the business combination was R$ 6,164.3 million. We used this amount to measure the initial participation and applied the procedures related to the acquisition method of accounting.

Due to a clerical error note No. 9, in page FS-35, incorrectly stated “after” when it should have read “before.”

*******

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Tobias Stirnberg at +55-11-3927-7702, Felipe Camara at +55-11-3927-7716 or Luiz Henrique de Carvalho Vieira at +55-11-3049-7508.

Sincerely,

___________________________
Companhia Siderúrgica Nacional
By: David Moise Salama
Title: Executive Officer

#4833-3240-6076v6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 14, 2016

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.